FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2024

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	(Correction) Partial Correction of the Summary of Financial Statements for the Fiscal Year Ended March 31, 2024 (IFRS, Consolidated)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 21, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Takeda Information
(Correction) Partial Correction of the Summary of Financial Statements
for the Fiscal Year Ended March 31, 2024 (IFRS, Consolidated)
OSAKA, Japan, May 21, 2024 – Takeda (TSE:4502/NYSE:TAK) today filed with the Tokyo Stock Exchange some corrections to the consolidated financial statements (IFRS) for the fiscal year ended March 31, 2024, which was filed on May 9, 2024. Corrections are highlighted as below. There are no corrections in the “Reported” and “Core” final financial results for the fiscal year ended March 31, 2024 and XBRL data that were submitted on the same date.

1.Corrections
[Financial Appendix]
FY2023 Reconciliation from Reported to Core (page A-7)

<Incorrect>

FY2023 Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others	
Revenue	4,263.8					4,263.8
Cost of sales	(1,426.7)				0.4	(1,426.3)
Gross profit	2,837.1				0.4	2,837.5
SG&A expenses	(1,053.8)				0.9	(1,053.0)
R&D expenses	(729.9)				0.3	(729.6)
Amortization of intangible assets associated with products	(521.5)	521.5				—
Impairment losses on intangible assets associated with products*1	(130.6)		130.6			—
Other operating income	19.4			(19.4)		—
Other operating expenses	(206.5)			206.5		—
Operating profit	214.1	521.5	130.6	187.1	1.5	1,054.9
Margin	5.0 %					24.7 %
Finance income and (expenses), net	(167.8)				25.8	(142.0)
Share of profit (loss) of investments accounted for using the equity method	6.5				(0.5)	5.9
Profit before tax	52.8	521.5	130.6	187.1	26.8	918.8
Income tax (expenses) benefit	91.4	(108.7)	(28.6)	(43.1)	(85.4)	(161.9)
Non-controlling interests	(0.1)					(0.1)
Net profit attributable to owners of the Company	144.1	412.8	102.0	144.1	(58.7)	756.8
Basic EPS (JPY)	92					484
Number of shares (millions)	1,564					1,564

*1 Includes in-process R&D.

A-7

<Correct>

FY2023 Reconciliation from Reported to Core

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others	
Revenue	4,263.8					4,263.8
Cost of sales	(1,426.7)				0.4	(1,426.3)
Gross profit	2,837.1				0.4	2,837.5
SG&A expenses	(1,053.8)				0.9	(1,053.0)
R&D expenses	(729.9)				0.3	(729.6)
Amortization of intangible assets associated with products	(521.5)	521.5				—
Impairment losses on intangible assets associated with products*1	(130.6)		130.6			—
Other operating income	19.4			(19.4)		—
Other operating expenses	(206.5)			206.5		—
Operating profit	214.1	521.5	130.6	187.1	1.5	1,054.9
Margin	5.0 %					24.7 %
Finance income and (expenses), net	(167.8)				25.8	(142.0)
Share of profit (loss) of investments accounted for using the equity method	6.5				(0.5)	5.9
Profit before tax	52.8	521.5	130.6	187.1	26.8	918.8
Income tax (expenses) benefit	91.4	(108.7)	(28.6)	(43.1)	(73.0)	(161.9)
Non-controlling interests	(0.1)					(0.1)
Net profit attributable to owners of the Company	144.1	412.8	102.0	144.1	(46.2)	756.8
Basic EPS (JPY)	92					484
Number of shares (millions)	1,564					1,564

*1 Includes in-process R&D.

A-7

FY2023 Q4 (Jan-Mar) Reconciliation from Reported to Core (page A-8)

<Incorrect>

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others	
Revenue	1,050.9					1,050.9
Cost of sales	(382.5)				0.5	(382.0)
Gross profit	668.4				0.5	668.8
SG&A expenses	(285.2)				1.3	(283.9)
R&D expenses	(195.9)				0.3	(195.6)
Amortization of intangible assets associated with products	(133.8)	133.8				—
Impairment losses on intangible assets associated with products*1	(11.3)		11.3			—
Other operating income	8.6			(8.6)		—
Other operating expenses	(60.8)			60.8		—
Operating profit	(10.1)	133.8	11.3	52.2	2.0	189.3
Margin	(1.0)%					18.0 %
Finance income and (expenses), net	(41.2)				6.5	(34.7)
Share of profit (loss) of investments accounted for using the equity method	3.7				(2.2)	1.6
Profit before tax	(47.5)	133.8	11.3	52.2	6.4	156.2
Income tax (expenses) benefit	44.5	(26.2)	(2.2)	(11.3)	(60.3)	(43.0)
Non-controlling interests	(0.0)					(0.0)
Net profit attributable to owners of the Company	(3.0)	107.7	9.1	40.9	(53.9)	113.2
Basic EPS (JPY)	(2)					72
Number of shares (millions)	1,569					1,569

*1 Includes in-process R&D.

A-8

<Correct>

(Billion JPY, except EPS and number of shares)	REPORTED	REPORTED TO CORE ADJUSTMENTS				CORE
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Others	
Revenue	1,050.9					1,050.9
Cost of sales	(382.5)				0.5	(382.0)
Gross profit	668.4				0.5	668.8
SG&A expenses	(285.2)				1.3	(283.9)
R&D expenses	(195.9)				0.3	(195.6)
Amortization of intangible assets associated with products	(133.8)	133.8				—
Impairment losses on intangible assets associated with products[*1]	(11.3)		11.3			—
Other operating income	8.6			(8.6)		—
Other operating expenses	(60.8)			60.8		—
Operating profit	(10.1)	133.8	11.3	52.2	2.0	189.3
Margin	(1.0)%					18.0 %
Finance income and (expenses), net	(41.2)				6.5	(34.7)
Share of profit (loss) of investments accounted for using the equity method	3.7				(2.2)	1.6
Profit before tax	(47.5)	133.8	11.3	52.2	6.4	156.2
Income tax (expenses) benefit	44.5	(26.2)	(2.2)	(11.3)	(47.9)	(43.0)
Non-controlling interests	(0.0)					(0.0)
Net profit attributable to owners of the Company	(3.0)	107.7	9.1	40.9	(41.5)	113.2
Basic EPS (JPY)	(2)					72
Number of shares (millions)	1,569					1,569

*1 Includes in-process R&D.

A-8

2.Reasons for Corrections
In the reconciliation tables from Reported to Core for the full year FY2023 and Q4 FY2023 in the Financial Appendix, adjustment amounts for “Income tax (expenses) benefit” and “Net profit attributable to owners of the Company” were incorrectly presented in the column titled, “Others”. There are no corrections in the “Reported” and “Core” financial results.

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